Exhibit 99.2

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

231 Val des Bons Malades
L-2121 Luxembourg-Kirchberg	RC: Luxembourg B22.232

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

STATUTORY AUDITOR’S REPORT

Audit

31 Allée Scheffer	Téléphone +352 22 51 51 1	Internet www.kpmg.lu
L-2520 Luxembourg	Téléfax +352 22 51 71	E-mail audit@kpmg.lu

To the Shareholders of
ESPÍRITO SANTO FINANCIAL GROUP SA
231, Val des Bons Malades
L-2121 Luxembourg

We have audited the financial statements of Espirito Santo Financial Group S.A. for the year ended December 31, 2002. These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the attached financial statements give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Espirito Santo Financial Group S.A. as of December 31, 2002 and of the results of its operations for the year then ended.

Luxembourg, April 28, 2003	KPMG Audit
Réviseurs d’Entreprises

D.G. Robertson

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

BALANCE SHEET AT DECEMBER 31

	Notes	2001	2002

		Euros	Euros
ASSETS

UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE	3	5 978 332	5 829 781

DISCOUNT ON CONVERTIBLE BOND ISSUE	4	—	8 983 333

FIXED FINANCIAL ASSETS
Investments in subsidiaries	5	919 789 148	841 544 304
Loans and long-term advances to subsidiaries	6	217 216 785	421 737 608
Other financial assets		15 539 638	11 921 470

CURRENT ASSETS
Debtors	7	20 546 523	7 512 826
Treasury shares purchased, at cost	10	79 448 538	42 214 061
Cash and short term deposits with banks	8	124 863 004	68 989 798

PREPAYMENTS AND ACCRUED INCOME		563 585	452 233

		1 383 945 553	1 409 185 414

LIABILITIES

CAPITAL AND RESERVES
Subscribed capital	9	479 085 550	479 085 550
Share premium	10	170 526 368	170 526 368
Legal reserve	10	24 000 000	24 350 000
Free reserves	10	83 041 581	112 226 258
Other reserves	10	79 448 538	42 214 061
Profit brought forward	10	2 385 848	30 064

CREDITORS
Borrowings	11	336 000 000	310 000 000
Other debts	12	202 496 369	287 331 907

RESULT FOR THE YEAR		6 961 299	(16 578 794)

		1 383 945 553	1 409 185 414

The accompanying notes 1 to 17 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

	Notes	2001	2002

		Euros	Euros
EXPENSES

Interest and similar charges		7 728 448	33 336 102
Amortisation of costs in respect of debt securities and capital increase	3	2 004 968	2 989 939
Other charges	13	3 021 225	57 928 230
Taxes	17	1 819 514	1 266 684

		14 574 155	95 520 955
Result of the year		6 961 299	(16 578 794)

		21 535 454	78 942 161

INCOME

Income generated from financial assets	14	19 839 079	74 473 861
Interest income generated from current assets		768 271	1 006 011
Other income	15	928 104	3 462 289

		21 535 454	78 942 161

The accompanying notes 1 to 17 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002

1.   ACTIVITY

Espirito Santo Financial Group SA (“the Company”), formerly Espirito Santo Financial Holding SA, is a société anonyme incorporated under Luxembourg law on November 28, 1984 for an unlimited duration.

Espírito Santo Financial Group SA is the holding company of the banking and financial activities of the Espírito Santo group. The non-financial interests of the group are held by Espírito Santo Resources Ltd., Nassau. The Company and Espirito Santo Resources Ltd, Nasssau, are subsidiaries of E.S. International Holding S.A. (ESIH), a Luxembourg company.

The Company has extensive transactions and relationships with members of the Espírito Santo group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with wholly unrelated parties.

Consolidated financial statements are available at the Company’s registered office at 231, Val des Bons-Malades in Luxembourg.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting convention and basis of presentation

The accounts are prepared under the historical cost convention.

Unamortised costs in respect of debt securities and capital increase

Expenses arising on the increase of capital are amortised over five years. Expenses arising in respect of convertible debt securities are amortised in line with the rate of conversion or the life of the securities, whichever period is shorter. Expenses relating to non-convertible debt securities are amortised over the life of the securities.

Fixed financial assets

Fixed financial assets are stated at the cost of acquisition. Provisions for write down are made based on a prudent directors’ valuation.

Investments in negotiable securities

Investments in negotiable securities are stated at the lower of cost and market value.

Foreign currencies

The books of accounts are maintained in Euro. Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. All assets and liabilities expressed in currencies other than Euro are translated at exchange rates ruling at the year end, except for investments in subsidiaries which are kept at historical exchange rates. Any exchange gains or losses are recognised in the profit and loss account.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

3.   UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE

	2001	2002

	Euros	Euros
Cost at beginning of year	9 040 123	13 607 052
Additions	4 566 929	2 841 388
Retirements	—	(9 040 123)

Cost at end of year	13 607 052	7 408 317

Amortisation at beginning of year	5 623 752	7 628 720
Amortisation for the year	2 004 968	2 989 939
Retirements	—	(9 040 123)

Amortisation at end of year	7 628 720	1 578 536

Unamortised cost at end of year	5 978 332	5 829 781

4.   DISCOUNT ON CONVERTIBLE BOND ISSUE

	2001	2002

	Euros	Euros
Discount on Euro 110,000,000 3.47% 2007 — issued January 2002	—	11 000 000

Amortisation for the year	—	(2 016 667)

Discount net at end of year	—	8 983 333

The Euro 110,000,000 convertible bond issued in January 2002 (see Note 11) at 90% of its principal amount resulted in a discount of Euro 11,000,000 to be amortised over the duration of the issue. The amortisation of the year is included under interest and similar charges.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

5.   INVESTMENTS IN SUBSIDIARIES

	2001	2002	Percentage of capital held

	Euros	Euros
Espirito Santo Financial (Portugal) SA, Portugal	437 117 693	437 117 693	100.0
Bespar SGPS, Portugal	25 084 980	33 572 480	1.6
Banco Espirito Santo SA, Portugal	11 506 413	13 271 672	0.3
ES Saude, Portugal	3 750 000	3 750 000	15.0
Bank Espirito Santo (International) Ltd., Cayman Islands	59 670 579	—	—
ESFIL – Espirito Santo Financière SA, Luxembourg	60 139 112	60 139 112	100.0
Banque Espirito Santo et de la Vénétie, France	24 227 874	—	—
Partran SGPS SA, Portugal	220 690 722	220 690 722	66.7
Centum SGPS, Portugal	59 563 921	59 563 921	100.0
ESIA-Inter-Atlântico Companhia de Seguros SA, Portugal	20 873 226	34 932 836	94.5
Compagnie Bancaire Espirito Santo SA, Switzerland	154 764	154 764	1.0
Espírito Santo Financial (B.V.I.) British Virgin Islands	9 863	—	—
ESFG Overseas Ltd., Cayman Islands	1	1	100.0
ES Bank (Panama), SA, Panama	—	6 794 523	66.7
ES Venture Ltd, British Virgin Islands	—	10 000	100.0
ES Equipamentos de Seguranca, SA, Portugal	—	41 605	35.0
Others	—	4 975	—

	922 789 148	870 044 304

Provision for write down of investments in group companies	(3 000 000)	(28 500 000)

	919 789 148	841 544 304

During 2002 the following transactions took place:

—	sale of Bank Espirito Santo (International) Ltd to Banco Espirito Santo SA, Portugal for a total consideration of Euro 67,832,235

—	sale of Banque Espirito Santo et de la Vénétie to ESFIL-Espirito Santo Financière SA, Luxembourg for a total consideration of Euro 24,230,324

—	sale of Espírito Santo Financial (B.V.I.) to ESI (B.V.I.) British Virgin Island at net assets value.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

The net assets and the net income of the subsidiaries in which the Company owns more than 50% at 31 December 2002 are as follows:

	Net Assets	Net Income

	Eur’000	Eur’000
Espirito Santo Financial (Portugal) SA, Portugal
31.12.2002	375 574	(6 023)
31.12.2001	381 597	(4 285)

ESFIL – Espirito Santo Financière SA, Luxembourg
31.12.2002	90 517	74 465
31.12.2001	107 668	36 127

Partran SGPS SA, Portugal
31.12.2002	125 061	(14 120)
31.12.2001	139 181	(16 229)

Centum SGPS SA, Portugal
31.12.2002	8 492	(145)
31.12.2001	8 637	(680)

ESIA – Inter-Atlântico Companhia de Seguros SA, Portugal
31.12.2002	8 547	(5 610)
31.12.2001	1 270	(7 467)

ES Bank (Panama), S.A.
31.12.2002	7 465	(2 535)

ESFG Overseas Ltd., Cayman Islands
31.12.2002	281 211	24 233
31.12.2001	256 978	(11 826)

Based on their valuations of the investments in subsidiaries, the directors have decided in 2002 to increase the provision for write-down from Euro 3 million at December 31, 2001 to Euro 28,500,000, at December 31, 2002 mainly to reflect decline in value of the investment in ESIA.

6.   LOANS AND ADVANCES TO SUBSIDIARIES

	2001	2002

	Euros	Euros
ESFIL – Espirito Santo Financière SA, Luxembourg	78 032 200	52 879 558
Espirito Santo Financial (Portugal) SGPS SA, Portugal	110 339 000	307 670 461
Centum SGPS SA, Portugal	22 336 477	20 836 477
ESIA-Inter-Atlântico Companhia de Seguros SA, Portugal	2 342 000	—
Partran SGPS SA, Portugal	2 722 136	38 078 420
Bespar SGPS SA, Portugal	1 444 972	—
ES Venture	—	2 272 692

	217 216 785	421 737 608

The balance due from ESFIL represents a revolving loan of CHF 59,040,000, a revolving subordinated loan of CHF 10,000,000 (both granted on December 23, 1993), a revolving loan of USD 5,700,000 granted on

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

December 31, 1997, all outstanding as of December 31, 2002 and 2001. The loans bear interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Espirito Santo Financial (Portugal) SGPS SA represent a revolving loan initially amounting to Euro 71,879,127 granted on December 20, 2000 of which Euro 908,127 were repaid in 2002, a revolving loan amounting to Euro 169,300,000 granted on November 29, 2002 and a revolving loan amounting to Euro 67,399,461 granted on December 20, 2002. During 2002 the revolving loan of Euro 8,100,000 granted on July 28, 2000 and the loans granted during 2001 for a total of Euro 30,359,873 were repaid. The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties, but not before one year.

The receivable from Centum SGPS SA represents a revolving loan initially amounting to Euro 9,989,723 granted on July 28, 2000 of which Euro 1,500,000 were repaid during 2002, a revolving loan amounting, to Euro 1,346,754 granted on December 22, 2000 and a revolving loan amounting to Euro 11,000,000 granted on December 21, 2001. The loans will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from ESIA at December 31, 2001 represented a loan of Euro 2,342,000 granted on July 24, 2001 and was converted into share capital in 2002.

The receivable from Partran SGPS SA represents the following revolving loans:

—	Euro 2,722,136 granted on October 9, 2001,

—	Euro 2,264,113 granted on January 9, 2002

—	Euro 2,063,436 granted on April 9, 2002

—	Euro 2,182,776 granted on July 9, 2002

—	Euro 2,177,959 granted on October 9, 2002

—	Euro 26,668,000 granted on December 30, 2002.

The loans will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties, but not before one year.

The receivable from Bespar SGPS at December 31, 2001 represented a revolving loan amounting to Euro 1,444,972 granted on December 20, 2001 and was reimbursed in 2002.

The receivable from ES Venture represents advances made during 2002. These advances bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

7.   DEBTORS

Debtor balances comprise essentially short term advances to and receivables from subsidiary and related entities.

8.    CASH AND SHORT TERM DEPOSITS WITH BANKS

Cash and short term deposits with banks are mainly with a subsidiary bank.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

9.   SHARE CAPITAL

	2001	2002

	Euros	Euros
Ordinary shares
Authorised:
100,000,000 (2001 – 100,000,000) shares of Euros 10 (2001 – Euros 10) each	1 000 000 000	1 000 000 000

Subscribed, issued and fully paid:
47,908,555 (2001: 47,908,555) shares of Euros 10 (2001 – Euros 10) each	479 085 550	479 085 550

10.   SHARE PREMIUM, RESERVES AND PROFIT BROUGHT FORWARD

	Share premium	Legal reserve	Free reserves	Other reserves	Profit brought forward

	Euros	Euros	Euros	Euros	Euros
December 31, 2000	170 526 368	15 100 000	(27 987 556)	56 608 667	466 277
Prior year profit	—	—	—	—	177 466 655
Transfer from prior year profit	—	8 900 000	131 194 753	—	(140 094 753)
Treasury shares	—	—	(22 839 871)	22 839 871	—
Dividends paid	—	—	2 674 255 *	—	(35 452 331)

December 31, 2001	170 526 368	24 000 000	83 041 581	79 448 538	2 385 848
Prior year profit	—	—	—	—	6 961 299
Transfer from prior year profit	—	350 000	(10 000 000)	—	9 650 000
Treasury shares	—	—	28 328 191	(28 328 191)	—
Dividend paid	—	—	1 950 200 *	—	(10 060 797)
Bonus shares distributed	—	—	8 906 286	(8 906 286)	(8 906 286)

December 31, 2002	170 526 368	24 350 000	112 226 258	42 214 061	30 064

* represents dividend paid on treasury shares

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. The legal reserve is not available for distribution. The free reserves are available for distribution at the discretion of the shareholders.

The appropriation of the 2001 profit was approved at the annual general meeting of shareholders on May 31, 2002. The shareholders decided to pay a dividend of Euros 0.21 per share on 47,908,555 ordinary shares issued at December 31, 2001. The dividend received on the treasury shares was attributed to free reserves. At the same annual general meeting of shareholders, it was also decided to distribute 1 bonus share for each 100 shares or ADSs out of the treasury shares held by the Company.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

The balance of treasury shares at December 31, 2002 of Euro 42,214,061 (2001: Euro 79,448,538) are included in retained earnings and are not available for distribution.

An extraordinary general meeting of December 3, 1998 authorized ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general meeting agreed to extend this authorization for an additional 18 months under the same conditions. As of December 31, 2002, 2,322,414 shares (2001: 4,399,627 shares) of nominal Euro 10 each were purchased for a total cost of Euro 42,214,061 (2001: Euro 79,448,538).

11.   BORROWINGS

2001
2002

	Euros	Euros
Floating Rate Notes due 2002	136 000 000	—
Fixed Rate Convertible Notes due 2006	200 000 000	200 000 000
Fixed Rate Convertible Notes due 2007	—	110 000 000

	336 000 000	310 000 000

The Floating Rate Notes due 2002, bearing interest at the offered rate for three months Euribor deposits +0.1875%, were constituted by a Trust Deed dated July 17, 1995 made between the issuer and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds, and have been repaid on July 4, 2002. They were not subject to conversion into shares of the Company.

ESFG has the following convertible bond issues outstanding at December 31, 2002 :

—
EUR 200,000,000. – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated 12 November, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the Bonds have been converted to date.

—
EUR 110,000,000. – 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated 7 February, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible on or after March 19, 2002 to February 7, 2007 into Ordinary Shares at an initial conversion price of EUR 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the Bonds have been converted to date.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

12.   OTHER DEBTS

	2001	2002

	Euros	Euros
Interest payable	2 569 144	4 668 929
Payable to group companies	198 850 794	281 714 947
Sundry payables	1 076 431	948 031

	202 496 369	287 331 907

Payable to group companies include Euro 281,657,668 due to ESFG Overseas Ltd (2001: 198,629,066) The advance from ESFG Overseas Ltd is revolving and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties; until December 31, 2001 this advance was non-interest bearing. In 2002, the interest charge was Euro 15,887,751.

13.   OTHER CHARGES

In 2002 other charges include Euro 25,039,999 paid to ESFG Overseas Ltd, within the guarantee issued in 1998 as to the payment of dividends on Non-cumulative Guaranteed Preference Shares (see Note 16).

14.   INCOME GENERATED FROM FINANCIAL ASSETS

	2001	2002

	Euros	Euros
Dividend income
Banco Espirito Santo SA, Portugal	215 961	168 891
Bank Espirito Santo (International) Ltd, Cayman Islands	17 010 660	—
ESFIL – Espirito Santo Financière SA, Luxembourg	—	73 125 000
Others	34 272	31 244

Total dividend income	17 260 893	73 325 135
Income from sale of investments in subsidiary companies	—	8 164 106
Loss from sale of investments in subsidiary companies	(122 517)	(10 749 821)
Interest income on loans to subsidiary companies	2 700 703	3 734 441

	19 839 079	74 473 861

Loss from sale of investments in subsidiary companies in 2001 is attributed to the sale of an investment in Banco Espirito Santo SA, Portugal to Bank Espirito Santo (International) Ltd., Cayman Islands.

Loss from sale of investments in subsidiary companies in 2002 is attributed to the sale of 100% of ES Financial (BVI) to ES International BVI, a wholly owned subsidiary of ES International SA, Luxembourg.
Income from sale of investments in subsidiary companies in 2002 is attributed to the sale of 100% of Bank Espirito Santo (International) Ltd, Cayman Islands to Banco Espirito Santo SA, Portugal.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 — Continued

15.   OTHER INCOME

	2001	2002

	Euros	Euros
Other	4 376	755 640
Foreign exchange gain	923 728	2 706 649

	928 104	3 462 289

16.   COMMITMENTS AND CONTINGENCIES

In June 1998, ESFG issued a guarantee to ESFG Overseas Ltd to cover the payment of dividends and liquidation of the Non-cumulative Guaranteed Preference Shares in the amount of Euro 153,387,564 (formerly DEM 300 million) and Euro 127,822,970 (formerly DEM 250 million) issued by ESFG Overseas Ltd, Cayman Islands.

17.   TAXATION

On September 6, 2002 an extraordinary general assembly of shareholders decided to change the tax status of the Company from that of a 1929 holding company to that of an ordinary taxable investment company. Consequently, until such date, the Company qualified under Luxembourg law as a holding company and accordingly no Luxembourg taxes on income or capital gains were payable; the Company was subject to an annual “taxe d’abonnement” on the average market value of the issued share capital at the rate of 0.20% per annum. Since then the Company is subject to the general tax regulations applicable to investment companies.